Atlas Copco



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:Office of International Corporate Finance
Mail Stop 3-2



SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH. D.C. 198 SECTION

Stockholm, Sweden, July 18, 2005

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco Second quarter report 2005
- Brock comments on Atlas Copco's Q2 results 2005

Atlas Copco AB
Group Communications

Julia Proos

PROCESSED
JUL 21 2005
THOMSON
FINANCIAL

Sent by DHL 477 9948 493

dw 7/20

July 18, 2005

Atlas Copco

Second quarter report 2005

(unaudited)

Record sales and profits

- **Very strong performances by all business areas**
- **Orders received up 24%, up 11% in volume.**
- **Revenues reached MSEK 13 062 (10 680), up 10% in volume.**
- **Operating profit increased 45% and the margin reached 17.5% (14.8).**
- **Profit after financial items increased 42% to MSEK 2 128 (1 502).**
- **Net profit was MSEK 1 461 (1 112) and earnings per share SEK 2.32 (1.76).**
  - The expected capital gain from the divestment of the professional electric tools business is not included. Final closing balance will be decided in arbitration.
- **Operating cash flow totaled MSEK 955 (774). Net cash flow, including share redemption, amounted to MSEK -4 366.**

The consolidated accounts are prepared in accordance with International Financial Reporting Standards (IFRS). Financial information for 2004 is restated and excludes discontinued operations (the professional electric tools business), unless otherwise stated.

	April – June			January – June		
MSEK	2005	2004	%	2005	2004	%
Orders received	**13 838**	**11 201**	**+24**	25 828	21 478	+20
Revenues	**13 062**	**10 680**	**+22**	24 230	20 275	+20
Operating profit	**2 292**	**1 584**	**+45**	4 029	2 905	+39
– as a percentage of revenues	***17.5***	***14.8***		*16.6*	*14.3*	
Profit after financial items	**2 128**	**1 502**	**+42**	3 793	2 733	+39
– as a percentage of revenues	***16.3***	***14.1***		*15.7*	*13.5*	
Net profit from continuing operations	**1 461**	**1 046**	**+40**	2 628	1 921	+37
Net profit from discontinued operations	**-**	**66**		-	113	
Net profit	**1 461**	**1 112**	**+31**	2 628	2 034	+29
Earnings per share, SEK [2]	**2.32**	**1.76** [1]	**+32**	4.17	3.22 [1]	+30
Equity capital per share, SEK [2]	**34**	**33**				
Return on capital employed, %	**25** [1]					

[1] Including discontinued operations.

[2] Earnings per share and equity capital per share are adjusted for share split.

Near-term demand outlook

The demand for Atlas Copco's products and services is expected to remain at a high level.

Demand from manufacturing and process industries is expected to stay favorable. Activity in the construction industry is expected to continue to increase somewhat. Demand from the mining industry is expected to remain strong.

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax: +46 (0)8 644 9045	Reg. No: 556014-2720
Sweden	Nacka	Web site www.atlascopco-group.com	Reg. Office Nacka

Atlas Copco Group

Summary of half-year results

Orders received by the Atlas Copco Group in the first six months of 2005 increased 20%, to MSEK 25 828 (21 478). Volume for comparable units increased 9%, price increases added 3% and structural changes 10%, while the negative currency translation effect was 2%. Revenues increased 20%, to MSEK 24 230 (20 275), corresponding to 11% volume growth.

The Group's operating profit increased 39% to MSEK 4 029 (2 905), corresponding to a margin of 16.6% (14.3). The negative impact of changes in exchange rates compared with the previous year was approximately MSEK 100 for the first half year. Profit after financial items amounted to MSEK 3 793 (2 733), up 39% and corresponding to a margin of 15.7% (13.5). Net profit totaled MSEK 2 628 (2 034), or SEK 4.17 (3.22) per share. Previous year's net profit includes discontinued operations and the profit per share is adjusted for the share split in May 2005.

Operating cash flow before acquisitions, divestments and dividends equaled MSEK 1 972 (1 636).

Review of second quarter

Market development

Demand for the Group's products and services in **North America** developed favorably. Increased demand from the manufacturing and process industries was noted for production related equipment and aftermarket products, as well as for investment goods. The non-residential construction segment continued to improve, which benefited the demand for rental equipment and services. The other construction segments – residential building and public infrastructure – showed a continued strong growth. The demand from the mining industry continued at the high level seen in recent periods.

In **South America**, the demand development remained very positive across the continent. All major customer segments, the manufacturing, process and mining, as well as the construction industries, developed well.

The demand in **Europe** was favorable but the growth was slower than in the other regions. Mining and construction equipment had a good development in Eastern Europe and in the Nordic countries. The demand for equipment and related aftermarket to the manufacturing and process industries improved in most markets. Germany and Italy, however, continued to be relatively weak. Overall demand from the construction sector improved further in the region.

The **Africa/Middle East** region developed positively. Mining and construction equipment as well as industrial tools were in good demand.

The demand in **Asia** improved. Substantial growth was recorded in Japan, India and South East Asia, while sales in China stabilized. The development in **Australia** continued to be positive with healthy demand from most customer segments.

Orders and revenues

	April - June	
MSEK	Orders Received	Revenues
2004 reported	12 599	12 079
Discontinued operations	-1 398	-1 399
2004	11 201	10 680
Structural change, %	+10	+9
Currency, %	0	0
Price, %	+3	+3
Volume, %	+11	+10
Total, %	+24	+22
2005	13 838	13 062

Geographic distribution of orders received

%, last 12 months	June 2005	June 2004
North America	37	36
South America	5	4
Europe	35	37
Africa/Middle East	6	6
Asia/Australia	17	17
	100	100

Earnings and profitability
Operating profit increased 45% to MSEK 2 292 (1 584) corresponding to an operating margin of 17.5% (14.8). The improvement was spread over all business areas and resulted primarily from higher revenue volumes and price increases. This more than offset the effects of higher material costs and increased marketing and sales activities. The changes in exchange rates, compared to the previous year, had a net positive effect of about MSEK 50.

Net financial items were MSEK -164 (-82). The net interest cost increased, primarily as a result of negative fair market valuations of debt related derivative instruments. The increased short-term USD interest rates compared to previous year also affected the interest net somewhat negatively. Exchange differences on financial instruments were MSEK -16 (+7).

Profit after financial items improved 42%, to MSEK 2 128 (1 502), to a margin of 16.3% (14.1). Net profit totaled MSEK 1 456 (1 112) or SEK 2.32 (1.76) per share. Previous year's net profit includes discontinued operations and the profit per share is adjusted for the share split in May 2005. The expected one-time gain from the divestment of the professional electric tools business, MSEK 200 in originally estimated capital gain and MSEK 200 in currency hedging gain, is not included. The final closing balance of the business is in dispute and will be decided in arbitration as per the terms and conditions in the purchase agreement, which is a process that can take several quarters to finalize. The final result will be accounted for as net profit from discontinued operations.

The return on capital employed during the 12 months to June 30, 2005 was 25%, and the return on shareholders' equity was 23%. Both figures include discontinued operations. Previous year's 12 month figures are not meaningful comparisons as restatement to IFRS is only made from January 1, 2004. The Group currently uses a weighted average cost of capital (WACC) of 8% (pre-tax equivalent approximately 12%), as an investment and overall performance benchmark.

Cash flow and investments
Cash flow from operations before changes in working capital reached MSEK 2 487 (1 894), corresponding to 19% (18) of Group revenues. Working capital decreased by MSEK 47 (increased by 26). An increase in receivables and inventory, in line with the strong sales growth, was more than offset by an increase in supplier credits. Total cash flow from operations reached MSEK 2 534 (1 868).

Cash flow from net investments, excluding acquisitions and divestments of businesses, was MSEK -1 579 (-1 094). Operating cash flow equalled MSEK 955 (774).

Net indebtedness
The Group's net indebtedness, defined as the difference between interest-bearing liabilities and liquid assets, amounted to MSEK 8 912 (11 365), of which MSEK 2 281 (2 263) was attributable to employee benefits. The debt/equity ratio, defined as net indebtedness divided by shareholders' equity, was 41% (54).

Asbestos cases in the United States
As of June 30, 2005, Atlas Copco had 206 asbestos cases filed with a total of 19 076 individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 113 companies per case.

The Group dedicates substantial time and professional resources to monitor and follow each of these cases. Based on a continuous assessment of the actual exposure, the Group has not recorded any provisions related to these pending cases.

People
On June 30, 2005, the number of employees was 26 173 (26 334). For comparable units, the number of employees increased by 1 251 from June 30, 2004.

Distribution of shares
Share capital equaled MSEK 786 (1 048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	419 697 048
B shares	209 109 504
Total A and B shares	628 806 552

Share redemption
The resolution of the Annual General Meeting to do a share split and to redeem 209 602 184 redemption shares was executed in the second quarter. Atlas Copco AB's A and B redemption shares were redeemed in June and approximately BSEK 4.2 was distributed to the shareholders. See also www.atlascopco.com/redemption

Simultaneously, 209 602 184 series C-shares were issued to and subscribed by Svenska Handelsbanken AB, with the sole purpose to enable a prompt payment to the shareholders. These C-shares will be redeemed as soon as Atlas Copco AB has received the court's approval for the corresponding reduction of the restricted capital. As a consequence, the cash received from the C-share issue does not fulfil the requirement for equity in the consolidated accounts, and is booked as a short-term liability.

Compressor Technique

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, gas and process compressors, as well as specialty rental.

MSEK	April–June 2005	April–June 2004	Change %	January–June 2005	January–June 2004	Change %
Orders received	**5 434**	**4 776**	**+14**	10 328	9 391	+10
Revenues	**5 207**	**4 549**	**+14**	9 630	8 665	+11
Operating profit	**962**	**808**	**+19**	1 775	1 555	+14
- as a percentage of revenues	***18.5***	***17.8***		*18.4*	*17.9*	
Return on capital employed, %	***66***					

- Continued strong demand resulted in record order intake.
- Positive sales development in all regions, particularly strong in the Americas.
- Record profits, corresponding to an operating margin of 18.5%.

Orders and revenues

MSEK	April – June Orders Received	April – June Revenues
2004	4 776	4 549
Structural change, %	+1	+1
Currency, %	+1	+1
Price, %	+2	+1
Volume, %	+10	+11
Total, %	+14	+14
2005	5 434	5 207

Geographic distribution of orders received

%, last 12 months	June 2005	June 2004
North America	13	12
South America	5	4
Europe	51	50
Africa/Middle East	7	7
Asia/Australia	24	27
	100	100

The demand remained very favorable in most regions and customer segments. Order volume grew 10% compared to an already healthy second quarter 2004.

Orders for stationary industrial compressors, as well as the related aftermarket business, continued to grow steadily in most regions. Small and medium-sized oil-injected machines, serving a wide variety of standard industrial applications, had good volume growth. Within the oil-free compressor range, the best development was achieved for the turbo-compressors, which normally serve applications for compression of large volumes of air.

Geographically, a strong growth was again recorded in almost all countries in North and South America. In Western Europe, the growth was modest, and the development in Eastern Europe leveled off from the previous very strong trend. Most countries in Asia recorded favorable development, both for machines and the aftermarket. Very strong growth was achieved in India and Japan, while sales in China almost equaled the high level of the second quarter 2004. In Australia and Africa/Middle East, sales of industrial compressors and the aftermarket were higher compared to the previous year.

Orders for gas and process compressors increased significantly thanks to large orders. The most notable orders were received for an application on board ships that will carry liquid natural gas from gas fields in the Middle East.

Demand for portable compressors increased further in the quarter and a very strong volume growth was recorded in North and South America, as well as in the Middle East. In Europe, large size portable compressors were in high demand.

The specialty rental business, primarily rental of portable air and power, experienced another strong quarter, with significant growth both organically and from the acquired companies Guimerá in Spain and Kolfor in Great Britain.

Lubenecké továrny Svoboda a.s. in the Czech Republic, referred to as Lutos, was acquired in June. Lutos has annual sales of MSEK 41, and 87 employees and manufactures and markets a range of air compressors for low pressures, so called blowers

Operating profit increased 19% to MSEK 962 (808), corresponding to an operating margin of 18.5% (17.8). The operating margin benefited from the increases in revenue volume and prices, but was negatively affected by higher material and marketing costs. The changes in exchange rates had a small unfavorable effect on the margin.

Return on capital employed (last 12 months) was 66%.

Construction and Mining Technique

The Construction and Mining Technique business area consists of seven divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	April–June 2005	2004	Change %	January–June 2005	2004	Change %
Orders received	**4 166**	**2 547**	**+64**	7 705	4 722	+63
Revenues	**3 771**	**2 359**	**+60**	6 983	4 383	+59
Operating profit	**485**	**245**	**+98**	832	438	+90
- as a percentage of revenues	***12.9***	***10.4***		*11.9*	*10.0*	
Return on capital employed, %	***24***					

- Continued strong demand in mining and improvement in construction.
- Strong volume growth, both for comparable units and in acquired companies.
- Record profit, both in absolute and in margin.

Orders and revenues

MSEK	April – June Orders Received	Revenues
2004	2 547	2 359
Structural change, %	+42	+37
Currency, %	+1	+2
Price, %	+4	+3
Volume, %	+17	+18
Total, %	+64	+60
2005	4 166	3 771

Geographic distribution of orders received

%, last 12 months	June 2005	June 2004
North America	26	16
South America	10	9
Europe	32	41
Africa/Middle East	12	14
Asia/Australia	20	20
	100	100

The strong demand from the mining industry continued. Investments in open pit and underground mines contributed to a very strong order development for new equipment, both for comparable and acquired units. Orders for rotary drilling rigs for open pit mining and related applications were particularly strong. Order volumes for underground drilling and loading equipment increased strongly, while sales of exploration equipment weakened somewhat. The aftermarket business, including consumables, continued to grow at a steady rate. For comparable units, the best sales development was noted in North America and Eastern Europe.

The demand from the construction industry improved and volumes increased in all regions and in most product areas. The order intake for crawler rigs for surface applications, such as quarries and infrastructure projects, continued to develop positively. The favorable trend for light construction equipment, primarily breakers and drills, continued, while the demand for underground drilling rigs for infrastructure projects was unchanged. The overall development was strong in North America, Asia, the Nordic countries and the Middle East.

The companies acquired in the middle of 2004 have improved the geographical balance of sales and the integration of the businesses is progressing according to plan.

To improve flow and expand capacity, an investment of MSEK 40 in an extension of the assembly plant for loaders and mine trucks will be made in Örebro, Sweden.

Product development activity continued to yield results. Atlas Copco's first four boom drilling rig, the world's most productive, was commissioned at a tunneling project in Finland.

Operating profit increased to MSEK 485 (245), corresponding to a margin of 12.9% (10.4). The profit improvement was primarily a result of higher revenue volumes. The sharp increase in the USD rate gave a favorable currency effect on the operating margin compared to the previous year, while price increases compensated for increased component costs. Costs for integration of the acquisitions had a slight negative impact on the profit, but less than in the previous year (-15).

Return on capital employed (last 12 months) was 24%.

Rental Service

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	2005	April–June 2004	Change %	2005	January–June 2004	Change %
Revenues	**2 812**	**2 669**	**+5**	5 182	5 013	+3
Operating profit	**621**	**414**	**+50**	1 009	642	+57
- as a percentage of revenues	***22.1***	***15.5***		*19.5*	*12.8*	
Return on capital employed , %	*13*					

- 14% rise in rental revenue in USD. Continued strong pricing.
- All-time high operating profit margin.
- Fleet efficiency and higher profits drove return on operating capital to 23%.

Revenues

MSEK	April - June Total Revenues	Rental Revenues
2004	2 669	1 946
Structural change, %	-4	0
Currency, %	-2	-2
Price, %	+6	+9
Volume, %	+5	+5
Total, %	+5	+12
2005	2 812	2 177

Geographic distribution of revenues

The Rental Service business area has all of its revenues in North America.

Spending in the most important segment for the business area – non-residential construction – grew by an estimated 5-6%, with good growth seen in the manufacturing, communication and commercial categories. Total construction activity in the United States continued to grow at a healthy pace, supported by double-digit growth in the residential construction market. Industrial activity, measured by capacity utilization, remained flat at 79%.

Rental revenues, accounting for 77% of total revenues, increased 14% in USD, consisting of an increase in rental rates of 9% and an increase in volume of 5%. Same store rental revenue increased 17% and the total number of stores was 466 (481 at the end of June 2004). Sales of used equipment, representing 16% of total revenues, increased 18% in USD. Sales of merchandise, spare parts and new equipment, accounting for 7% of total revenues, decreased 42% in USD, mainly due to the divestment of the non-core IAT distributor business in November 2004. In total, revenues increased 5%, to MSEK 2 812 (2 669), affected also by a negative currency translation effect of 2%.

Operating profit increased 50% to MSEK 621 (414), corresponding to a margin of 22.1% (15.5), the highest ever for any quarter. The very strong profit development was again the combined result of improvements in many areas; a continued positive development of rental rates, increased rental volume and the effects of ongoing capital and cost-efficiency measures. Operating costs were slightly down, in spite of the volume increase and generally higher activity level. Profit margin before non-cash items such as depreciation and amortization (EBITDA) improved to 40% (31).

Return on total capital employed (past 12 months) was 13%, i.e. above the Group's weighted average cost of capital. Return on operating capital (excluding goodwill) improved further to 23% as a result of the profit increase and higher capital turnover.

Rental fleet utilization was 69% (66) in the quarter, and the last 12 month average increased to 68% (65). Net investments in the fleet increased, reflecting the volume growth for equipment rental, increased sales of used equipment, and the already high fleet utilization level. At the end of the quarter, total rental fleet at original cost was 2% higher than previous year while fleet-on-rent increased 6%. The quality of the rental fleet improved further as the average fleet age was reduced to 2.8 years (3.4).

The operating cash flow was very strong, benefiting from much higher operating profits and favorable payment conditions from key equipment suppliers.

Industrial Technique

The Industrial Technique business area consists of two divisions in the following product areas: industrial power tools, and assembly systems.

MSEK	April–June 2005	April–June 2004	Change %	January–June 2005	January–June 2004	Change %
Orders received	**1 591**	**1 334**	**+19**	2 984	2 581	+16
Revenues	**1 464**	**1 251**	**+17**	2 804	2 434	+15
Operating profit	**280**	**215**	**+30**	542	428	+27
- as a percentage of revenues	***19.1***	***17.2***		*19.3*	*17.6*	
Return on capital employed, %	*63*					

Discontinued operations are excluded in previous year's figures.

- Strong order volume growth in most regions.
- Important new orders in Japan.
- Operating margin improved significantly.

Orders and revenues

MSEK	April – June Orders Received	April – June Revenues
2004 reported	2 732	2 650
Discontinued operations	-1 398	-1 399
2004	1 334	1 251
Structural change, %	+8	+8
Currency, %	0	0
Price, %	+1	+1
Volume, %	+10	+8
Total, %	+19	+17
2005	1 591	1 464

Geographic distribution of orders received

%, last 12 months	June 2005	June 2004
North America	29	29
South America	3	2
Europe	53	55
Africa/Middle East	4	4
Asia/Australia	11	10
	100	100

The demand for industrial tools and their aftermarket remained robust from all major customer segments: the motor vehicle industry, the automotive aftermarket and the general industry. Order intake increased 19% with double digit volume growth and an 8% contribution from acquired businesses. The aftermarket business developed very favorably and grew more rapidly than the equipment sales.

The development in North and South America was solid in all areas and another quarter of strong growth was recorded. In Europe, order intake increased moderately. Order intake in the rest of the world grew strongly, most notably in Japan, where important new orders for sophisticated fastening tools for car assembly plants were received.

A number of new industrial tools and aftermarket products were launched. The tools introduced ranged from general duty industrial tools to innovative electric tools for quality assured tightening.

Operating profit increased to MSEK 280 (215), corresponding to a margin of 19.1% (17.2). The margin improved, primarily as a result of strong revenue volume, a positive currency effect and a favorable sales mix. These positive effects more than offset costs related to investments in market organization.

Return on capital employed (last 12 months) was 63%.

The divestment of the professional electric tools business to Techtronic Industries Co. Ltd. was closed on January 3, 2005. The business area has an agreement with Techtronic Industries to continue as a distributor of professional electric tools in some markets. This represents approximately 2% of the business area's sales and is included in structural changes in the table above.

Discontinued operations

The orders received and revenues for the divested electric tools business in Q2 2004 were MSEK 1 398 and MSEK 1 399 respectively. Operating profit was MSEK 123.

Previous near-term demand outlook
(Published April 27, 2005)

The demand for Atlas Copco's products and services is expected to remain at current high level.

Demand from manufacturing and process industries is expected to stay favorable in most markets. Activity in the construction industry is expected to continue to increase somewhat in North America and in most developing countries. Demand from the mining industry is expected to remain strong.

Accounting principles
As of January 1, 2005, the consolidated accounts of the Atlas Copco Group are prepared in accordance with IFRS. The interim report is prepared in accordance with IAS 34 Interim Financial Reporting and the Swedish Financial Accounting Standards Council's recommendation RR 31 Consolidated interim reporting.

Atlas Copco has restated historical financial information as from January 1, 2004 in order to provide comparative information for the corresponding periods in the 2005 interim and annual reports. Financial information for periods prior to January 1, 2004 will not be restated.

The effect of the restatements of earnings and the balance sheet for each quarter and full year 2004 was presented in the appendix of the first quarter report 2005.

Stockholm, July 18, 2005

Atlas Copco AB
(publ)

Gunnar Brock
President and Chief Executive Officer

Income statement

MSEK	3 months ended June 30 2005	3 months ended June 30 2004	6 months ended June 30 2005	6 months ended June 30 2004	12 months ended June 30 2005	12 months ended Dec. 31 2004
Revenues	13 062	10 680	24 230	20 275	47 147	43 192
Cost of goods sold	-8 584	-7 138	-15 943	-13 617	-30 836	-28 510
Gross profit	**4 478**	**3 542**	**8 287**	**6 658**	**16 311**	**14 682**
Marketing expenses	-1 347	-1 102	-2 557	-2 142	-4 900	-4 485
Administration expenses	-785	-619	-1 503	-1 256	-2 810	-2 563
Research and development costs	-247	-235	-462	-411	-900	-849
Other income and expense from operations	193	-2	264	56	74	-134
Operating profit	**2 292**	**1 584**	**4 029**	**2 905**	**7 775**	**6 651**
- as a percentage of revenues	*17.5*	*14.8*	*16.6*	*14.3*	*16.5*	*15.4*
Financial income and expenses	-164	-82	-236	-172	-333	-269
Profit after financial items	**2 128**	**1 502**	**3 793**	**2 733**	**7442**	**6 382**
- as a percentage of revenues	*16.3*	*14.1*	*15.7*	*13.5*	*15.8*	*14.8*
Taxes	-667	-456	-1 165	-812	-2 305	-1 952
Net profit from continuing operations	**1 461**	**1 046**	**2 628**	**1 921**	**5 137**	**4 430**
Net profit from discontinued operations	-	66	-	113	128	241
Net profit	**1 461**	**1 112**	**2 628**	**2 034**	**5 265**	**4 671**
- attributable to equity holders of the parent	*1 456*	*1 109*	*2 619*	*2 027*	*5 249*	*4 657*
- attributable to minority interest	*5*	*3*	*9*	*7*	*16*	*14*
Earnings per share, SEK	**2.32**	**1.76**	**4.17**	**3.22**	**8.35**	**7.41**
- whereof discontinued operations	-	*0.11*	-	*0.18*	*0.20*	*0.38*
Average number of shares, millions	628.8	628.8	628.8	628.8	628.8	628.8

Key ratios, including discontinued operations						
Equity capital per share, period end, SEK			34	33		36
Return on capital employed before tax, 12 month values, %			25			22
Return on equity after tax, 12 month values, %			23			22
Debt/equity ratio, period end, %			41	54		34
Rate of equity, period end, %			42	42		47
Number of employees, period end			26 173	26 334		25 015

Earnings per share and other per share figures have been adjusted for share split 3:1. No adjustment has been made for the redemption of shares in accordance with the recommendation from The Swedish Society of Financial Analysts. To adjust historical figures also for the redemption of shares, use factor 0.939.

Atlas Copco

Summary of effects of the adoption of IFRS

	Apr – Jun 2004	Jan - Jun 2004	Jan - Dec 2004
Operating profit, Sw. GAAP	1 611	2 923	6 700
IFRS adjustments:			
Cost for share-based payments	-13	-20	-17
Amortization intangible assets, incl. goodwill	108	216	432
Depreciation property, plant and equipment	-2	-3	-8
Decreased leasing costs, net after depreciation	6	12	26
Other standards	-3	-6	-21
Discontinued operations	-123	-217	-461
Operating profit, IFRS	**1 584**	**2 905**	**6 651**
Financial income and expenses, Sw. GAAP	-93	-194	-320
IFRS adjustments:			
Interest expense - leasing	-7	-13	-26
Interest income - other standards	3	5	18
Discontinued operations, fin. inc. and exp.	15	30	59
Profit after financial items, IFRS	**1 502**	**2 733**	**6 382**
Taxes, Sw. GAAP	-501	-889	-2 112
Minority interests, Sw. GAAP	-3	-7	-14
IFRS adjustments:			
Deferred tax	3	3	-1
Discontinued operations, taxes	42	74	161
Minority interests	3	7	14
Net profit from continuing operations	**1 046**	**1 921**	**4 430**
Net profit from discontinued operations	66	113	241
Net profit, IFRS	**1 112**	**2 034**	**4 671**

Atlas Copco

Balance sheet

MSEK	June 30, 2005	Dec. 31, 2004	June. 30, 2004
Property, plant and equipment			
Rental equipment	11 973	9 154	10 155
Other property, plant and equipment	4 179	3 742	3 722
Intangible assets	10 174	8 559	9 099
Financial assets	543	489	388
Deferred tax assets	1 350	1 336	1 643
Fixed assets	**28 219**	**23 280**	**25 007**
Inventories	7 050	5 647	5 764
Trade and other receivables	12 647	10 687	10 656
Short-term investments	398	327	363
Cash and cash equivalents	3 174	2 386	2 045
Assets classified as held for sale	0	5 841	6 108
Current assets	**23 269**	**24 888**	**24 936**
Total assets	**51 488**	**48 168**	**49 943**
Shareholders' equity	21 450	22 536	21 022
Minority interest	89	65	65
Total equity	**21 539**	**22 601**	**21 087**
Interest-bearing loans and borrowings	7 623	6 926	7 574
Employee benefits	2 281	2 155	2 263
Deferred tax liability	3 447	2 907	3 009
Other liabilities and provisions	626	274	346
Long-term liabilities	**13 977**	**12 262**	**13 192**
Interest-bearing loans and borrowings	2 580	702	3 145
Trade and other payables	12 855	9 657	9 113
Provisions	537	734	794
Liabilities classified as held for sale	0	2 212	2 612
Current liabilities	**15 972**	**13 305**	**15 664**
Total shareholders' equity and liabilities	**51 488**	**48 168**	**49 943**
Interest-bearing liabilities and provisions	*12 484*	*10 573*	*13 773*
Non-interest-bearing liabilities and provisions	*17 465*	*14 994*	*15 083*

Changes in equity

MSEK	Jan.–Jun. 2005	Jan.– Dec. 2004	Jan.–Jun. 2004
Opening balance, Sw. GAAP	22 601 [1]	21 015	21 015
Change in accounting principles	370	-694	-694
Opening balance, IFRS	22 971	20 321	20 321
Dividend to equity holders of the parent	-1 886	-1 572	-1 572
Share redemption	-4 192	-	-
Unclaimed shares from bonus issue 1989	-	2	-
Share-based payments, equity settled	2	4	2
Equity hedges	-24	23	-24
Cash flow hedges	-171	-	-
Translation differences, equity	2 196	-846	321
Dividend to minority	-2	-3	-3
Change of minority through acquisitions	4	6	6
Translation differences, minority	13	-5	2
Net profit for the period	2 628	4 671	2 034
Closing balance	21 539	22 601	21 087
Equity attributable to			
equity holders of the parent	21 450	22 536	21 022
minority interest	89	65	65

[1] IFRS, December 31 2004

Cash flow statement, including discontinued operation

MSEK	April – June 2005	April – June 2004	January – June 2005	January – June 2004
Operations				
Operating profit	2 292	1 707	4 029	3 122
Depreciation and amortization*	798	760	1 516	1 475
Capital gain/loss and other non-cash items	-195	-99	-279	-292
Operating cash surplus	**2 895**	**2 368**	**5 266**	**4 305**
Net financial income/expense	142	-97	70	-202
Cash flow from other items	-70	23	-5	-37
Taxes paid	-480	-400	-851	-734
Change in working capital	47	-26	-75	-107
Cash flow from operations	**2 534**	**1 868**	**4 405**	**3 225**
Investments				
Investments in rental equipment	-1 794	-1 311	-2 973	-1 978
Investments in property and machinery	-199	-204	-356	-357
Sale of rental equipment	577	440	1 112	834
Sale of property and machinery	46	56	77	86
Investments in intangible fixed assets	-96	-63	-171	-128
Sale of intangible assets	-	-	-	1
Acquisition of subsidiaries	-48	-1 721	-292	-1 731
Disposal of subsidiaries	-51	-	4 092	-
Other investments, net	-113	-12	-122	-47
Cash flow from investments	**-1 678**	**-2 815**	**1 367**	**-3 320**
Financing				
Dividends paid	-1 886	-1 573	-1 888	-1 575
Share redemption	-4 192	-	-4 192	-
Change in interest-bearing liabilities	856	40	477	-137
Cash flow from financing	**-5 222**	**- 1 533**	**-5 603**	**-1 712**
Net cash flow	**-4 366**	**-2 480**	**169**	**-1 807**
Cash and cash equivalents, beginning of period	7 316	4 568	2 618	3 845
Exchange-rate difference	224	-27	387	23
Cash and cash equivalents, end of period	**3 174**	**2 061**	**3 174**	**2 061**
* Depreciation and amortization				
Rental equipment	*531*	*475*	*999*	*933*
Property and machinery	*197*	*239*	*384*	*462*
Intangible assets	*70*	*46*	*133*	*80*

Cash flow from remaining and discontinued operations

MSEK	Apr – Jun 2005	Apr – Jun 2004 Remaining operations	Apr – Jun 2004 Discontinued operations	Apr – Jun 2004 Total
Cash flow from				
operations	2 534	1 728	140	1 868
investments	-1 678	-2 731	-84	-2 815
financing	-5 222	-1 480	-53	-1 533
Net cash flow	**-4 366**	**-2 483**	**3**	**-2 480**
Cash and cash equivalents, beginning of period	7 316	4 555	13	4 568
Exchange-rate difference	224	-27	-	-27
Cash and cash equivalents, end of period	**3 174**	**2 045**	**16**	**2 061**

Revenues by Business Area

MSEK (by quarter)	2004 1	2004 2	2004 3	2004 4	2005 1	2005 2
Compressor Technique	4 116	4 549	4 525	4 597	4 423	5 207
Construction and Mining Technique	2 024	2 359	2 827	3 244	3 212	3 771
Rental Service	2 344	2 669	2 836	2 553	2 370	2 812
Industrial Technique	1 183	1 251	1 248	1 364	1 340	1 464
Eliminations	-72	-148	-111	-166	-177	-192
Atlas Copco Group	9 595	10 680	11 325	11 592	11 168	13 062

Operating profit by Business Area

MSEK (by quarter)	2004 1	2004 2	2004 3	2004 4	2005 1	2005 2
Compressor Technique	747	808	884	883	813	962
- as a percentage of revenues	*18.1*	*17.8*	*19.5*	*19.2*	*18.4*	*18.5*
Construction and Mining Technique	193	245	314	363	347	485
- as a percentage of revenues	*9.5*	*10.4*	*11.1*	*11.2*	*10.8*	*12.9*
Rental Service	228	414	600	490	388	621
- as a percentage of revenues	*9.7*	*15.5*	*21.2*	*19.2*	*16.4*	*22.1*
Industrial Technique	213	215	244	271	262	280
- as a percentage of revenues	*18.0*	*17.2*	*19.6*	*19.9*	*19.6*	*19.1*
Common Group Functions	-63	-93	-77	-216	-74	-26
Eliminations	3	-5	-3	-7	1	-30
Operating profit	1 321	1 584	1 962	1 784	1 737	2 292
- as a percentage of revenues	*13.8*	*14.8*	*17.3*	*15.4*	*15.6*	*17.5*
Financial income and expenses	-90	-82	-111	14	-72	-164
Profit after financial items	1 231	1 502	1 851	1 798	1 665	2 128
- as a percentage of revenues	*12.8*	*14.1*	*16.3*	*15.5*	*14.9*	*16.3*

Acquisitions and divestments 2004-2005

Date	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2005 June 16	Contex		Compressor Technique		23
2005 June 1	Lutos		Compressor Technique	41	87
2005 March 21	BIAB Tryckluft		Compressor Technique	15	8
2005 March 3	GSE tech-motive		Industrial Technique	170	67
2005 Jan. 17	Lifton		Construction & Mining	55	141
2005 Jan. 10	Scanrotor		Industrial Technique	71	33
2005 Jan. 3		Professional electric tools	Industrial Technique	5 462	3 000
2004 Nov. 1		IAT	Rental Service	375	90
2004 Sept. 30	Kolfor Plant		Compressor Technique	49	36
2004 Sept. 20	Rotex		Construction & Mining	73	16
2004 Sept. 14	Baker Hughes Mining Tools		Construction & Mining	300	176
2004 Aug. 23	QQPMC (joint venture)		Industrial Technique	50	80
2004 June 30	Ingersoll-Rand Drilling Solutions		Construction & Mining	2 200	950
2004 June 22	Guimerá		Compressor Technique	147	132

* Annual revenues and number of employees at time of acquisition/divestment.
Due to the relatively small size of the acquisitions in Q1-Q2 2005, full disclosure as per IFRS 3 is not given in this interim report. The annual report for 2005 will, however, include all stipulated disclosures.

Financial targets

The overall objective for the Atlas Copco Group is to grow and to achieve a return on capital employed that will always exceed the Group's average cost of capital.

The current targets are:

- to have an annual revenue growth of 8%;
- to reach an operating margin of 15%; and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco AB

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mentioning of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

For further information

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000, Fax: +46 8 644 9045
Internet: www.atlascopco.com
Corp. id. no: 556014-2720

Analysts
Mattias Olsson, Investor Relations Manager, Phone: +46 8 743 8291, Mobile: +46 70 518 8291 ir@se.atlascopco.com

Media
Annika Berglund, Senior Vice President Group Communications, Phone: +46 8 743 8070, Mobile: +46 70 322 8070

Conference call

A conference call to comment on the results will be held at 3:00 PM CET / 9:00 AM EST, on July 18, 2005. The dial-in number is +44 (0)20 7365 1854.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

The conference call will be broadcasted live via the Internet. Please see the Investor Relations section of our website for link, presentation material, and further details: www.atlascopco.com/ir

A recording of the conference call will be available for 2 days on +44 (0)20 7784 1024 with access code 3889445#.

Interim report at September 30, 2005

The third quarter report will be published on October 21, 2005

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
Annika Berglund, Senior Vice President Corporate Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Brock comments on Atlas Copco's Q2 results 2005

Stockholm, Sweden, July 18, 2005: Today Atlas Copco reported record sales and record profits. *"The development has been very strong in all business areas, including acquired units,"* says Gunnar Brock, President and CEO. *"We expect the demand for Atlas Copco's products and services to remain at a high level in the near-term future."*

Orders received were up 24% to MSEK 13 838 (11 201) in the quarter. Revenues increased 22% to MSEK 13 062 (10 680), up 10% in volume for comparable units. The operating profit increased 45% and the margin reached a new all-time high, 17.5%. Profit after financial items was up 42% to MSEK 2 128 (1 502), a margin of 16.3% (14.1).

Atlas Copco's market coverage has expanded and territory management has improved. *"We have employed new sales engineers and service technicians on many markets and that brings results. In India for example, we have almost doubled sales in just two years. We have established new customer centers in several places, to further improve customer relations and aftermarket support."*

Atlas Copco has further enhanced its sales activities and has received a number of break-through orders. *"We have established ourselves within the liquid natural gas segment with our compressors, and in car assembly plants in Japan with our sophisticated fastening tools."*

Both the financial performance and the fleet utilization in the Rental Service business area are at record level. *"The quality of the rental fleet is top-of-the-line and the average fleet age is today 2.8 years."*

Continuous research and development to secure innovative products is a success factor for the Atlas Copco Group. *"A new range of industrial compressors and new tools were launched and have been well received by the customers. We are proud to have our new tunneling rig, the most productive on the market, in production in a project in Finland. We also invest in production to meet future demand and are investing MSEK 40 in Sweden to increase production flow and assembly capacity for loaders and mine trucks."*

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.